UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 24F-2
Annual Notice of Securities Sold
Pursuant to Rule 24f-2

Read instructions at end of Form before preparing Form. Please print or type.

1.   Name and address of issuer:

       Dreyfus Premier Fixed Income Funds
       (Formerly: Dreyfus Debt and Equity Funds, Inc.)
       200 Park Avenue
       New York, NY 10166

2.   The name of each series or class of securities for which this Form is filed (If the
       form is being filed for all series and classes of securities of the issuer, check the
       box but do not list series or classes):   [X]

3.   Investment Company Act File Number: 811-4748

       Securities Act File Number: 33-7172

4(a). Last day of fiscal year for which this notice is filed:

          October 31, 2005

4(b). [   ] Check box if this Form is being filed late (i.e. more than 90 calendar days after
       the end of the issuer's fiscal year). (See Instruction A.2)

Note: If the Form is being filed late, interest must be paid on the registration fee due.

4(c). [   ] Check box if this is the last time the issuer will be filing this Form.

Dreyfus Premier Core Bond Fund – Class A
5.   Calculation of registration fee:

       (I)   Aggregate sale price of securities sold during the $ 101,340,885
              fiscal year pursuant to section 24(f):   --------------

       (ii)   Aggregate price of securities redeemed or $ (159,929,269)
              repurchased during the fiscal year: --------------

       (iii) Aggregate price of securities redeemed or $536,831,174)
              repurchased during any PRIOR fiscal year ending no   ---------------
              earlier than October 11, 1995 that were not
              previously used to reduce registration fees payable
              to the Commission:

       (iv)   Total available redemption credits [add Items 5(ii)   (696,760,443)
              and 5(iii):   -------------

       (v)   Net Sales - if Item 5(I) is greater than Item 5(iv) $ 0
              [subtract Item 5(iv) from Item 5(i)]:   --------------

       (vi)   Redemption credits available for use in future $(595,419,558)
              years -- if Item 5(i) is less than Item 5(iv)   ---------------

```
                  [subtract Item 5(iv) from Item 5(I)]:

       (vii)   Multiplier for determining registration fee (See        X    .0001070
               Instruction C.9):                                    --------------

      (viii)   Registration fee due (multiply Item 5(v) by Item       =$   0
               5(vii) (enter "0" if no fee is due):                 ==============
```

6.   If the response to item 5(i) was determined by deducting an amount of securities that
        were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
        before October 11, 1997, then report the amount of securities (number of shares or
        other units) deducted here: -0-. If there is a number of shares or other units that
        were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
        for which this form is filed that are available for use by the issuer in future fiscal
        years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
        issuer's fiscal year (See Instruction D):

```
                                                                      +$    N/A
                                                                    -------------
```

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
        plus line 7]:

```
                                                                      0
                                                                ==============
```

Dreyfus Premier Core Bond Fund – Class B

5.   Calculation of registration fee:

```
        (I)    Aggregate sale price of securities sold during the     $ 11,062,328
               fiscal year pursuant to section 24(f):               ---------------

       (ii)    Aggregate price of securities redeemed or             $(53,861,831)
               repurchased during the fiscal year:                  ---------------

      (iii)    Aggregate price of securities redeemed or             $(56,289,465)
               repurchased during any PRIOR fiscal year ending no    ---------------
               earlier than October 11, 1995 that were not
               previously used to reduce registration fees payable
               to the Commission:

       (iv)    Total available redemption credits [add Items 5(ii)     (110,515,296)
               and 5(iii):                                           --------------

        (v)    Net Sales - if Item 5(I) is greater than Item 5(iv)       $0
               [subtract Item 5(iv) from Item 5(i)]:                 ---------------

       (vi)    Redemption credits available for use in future        (99,088,968)
               years -- if Item 5(i) is less than Item 5(iv)         ---------------
               [subtract Item 5(iv) from Item 5(I)]:

      (vii)    Multiplier for determining registration fee (See        X    .0001070
               Instruction C.9):                                    --------------

     (viii)    Registration fee due (multiply Item 5(v) by Item       =$ 0
               5(vii) (enter "0" if no fee is due):                 ==============
```

6.   If the response to item 5(i) was determined by deducting an amount of securities that
        were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
        before October 11, 1997, then report the amount of securities (number of shares or
        other units) deducted here: -0-. If there is a number of shares or other units that

were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

+$ N/A
----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

=$ 0
=============

Dreyfus Premier Core Bond Fund – Class C

5.   Calculation of registration fee:

    (I)   Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f):
    $ 5,788,436

    (ii)   Aggregate price of securities redeemed or repurchased during the fiscal year:
    $ (20,786,473)

    (iii)   Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:
    $ $(33,426,911)

    (iv)   Total available redemption credits [add Items 5(ii) and 5(iii):
    $ (54,213,384)

    (v)   Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:
    $ 0

    (vi)   Redemption credits available for use in future years -- if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]:
    (48,424,948)

    (vii)   Multiplier for determining registration fee (See Instruction C.9):
    X   .0001070

    (viii)   Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):
    =$ 0
    =============

6.   If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

+$ N/A

3

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                                    =$ 0
                                                                      ============

Dreyfus Premier Core Bond Fund – Class R

5.   Calculation of registration fee:

       (I)   Aggregate sale price of securities sold during the $ 4,986,200
              fiscal year pursuant to section 24(f):   --------------

       (ii)   Aggregate price of securities redeemed or $ (4,085,239)
              repurchased during the fiscal year: --------------

       (iii) Aggregate price of securities redeemed or $ -0-
              repurchased during any PRIOR fiscal year ending no   --------------
              earlier than October 11, 1995 that were not
              previously used to reduce registration fees payable
              to the Commission:

       (iv)   Total available redemption credits [add Items 5(ii) $ (4,085,239)
              and 5(iii):   --------------

       (v)   Net Sales - if Item 5(I) is greater than Item 5(iv) $ 900,961
              [subtract Item 5(iv) from Item 5(i)]:   --------------

       (vi)   Redemption credits available for use in future $(0)
              years -- if Item 5(i) is less than Item 5(iv)   --------------
              [subtract Item 5(iv) from Item 5(I)]:

       (vii) Multiplier for determining registration fee (See   x   .0001070
              Instruction C.9):   -------------

       (viii) Registration fee due (multiply Item 5(v) by Item   =$ 96.40
              5(vii) (enter "0" if no fee is due):   ===============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
       were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
       before October 11, 1997, then report the amount of securities (number of shares or
       other units) deducted here: -0-. If there is a number of shares or other units that
       were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
       for which this form is filed that are available for use by the issuer in future fiscal
       years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
       issuer's fiscal year (See Instruction D):
                                                                    +$ N/A
                                                                      ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
       plus line 7]:
                                                                    =$ 96.40
                                                                      =========

Dreyfus Premier Corporate Bond Fund – Class A

5.   Calculation of registration fee:

       (I)   Aggregate sale price of securities sold during the $ 251,873
              fiscal year pursuant to section 24(f):

(ii)	Aggregate price of securities redeemed or repurchased during the fiscal year:	$ (4,452,197) -------------
(iii)	Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:	$ -0- -------------
(iv)	Total available redemption credits [add Items 5(ii) and 5(iii):	$ (4,452,197) -------------
(v)	Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:	$ 0 -------------
(vi)	Redemption credits available for use in future years -- if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]:	$(4,200,324) -------------
(vii)	Multiplier for determining registration fee (See Instruction C.9):	x .0001070 -------------
(viii)	Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):	=$ 0 =============

6. If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7. Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                                                        +$ N/A
                                                        ----

8. Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                        =$ 0

                                                        =============

Dreyfus Premier Corporate Bond Fund - Class B

5. Calculation of registration fee:

(I)	Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f):	$ 321,207
(ii)	Aggregate price of securities redeemed or repurchased during the fiscal year:	$ (1,121,486) -------------
(iii)	Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:	$ -0- -------------
(iv)	Total available redemption credits [add Items 5(ii) and 5(iii):	$ (1,121,486) -------------

```
          (v)  Net Sales - if Item 5(I) is greater than Item 5(iv)      $  0
               [subtract Item 5(iv) from Item 5(i)]:                   --------------

         (vi)  Redemption credits available for use in future        $( 800,279)
               years -- if Item 5(i) is less than Item 5(iv)          ---------------
               [subtract Item 5(iv) from Item 5(I)]:

        (vii)  Multiplier for determining registration fee (See          x  .0001070
               Instruction C.9):                                      --------------

       (viii)  Registration fee due (multiply Item 5(v) by Item            0
               5(vii) (enter "0" if no fee is due):                   ==============
```

6.   If the response to item 5(i) was determined by deducting an amount of securities that
      were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
      before October 11, 1997, then report the amount of securities (number of shares or
      other units) deducted here: -0-. If there is a number of shares or other units that
      were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
      for which this form is filed that are available for use by the issuer in future fiscal
      years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
      issuer's fiscal year (See Instruction D):
```
                                                              +$    N/A
                                                               -------------
```

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
      plus line 7]:
```
                                                              =$ 0
                                                              ==============
```

Dreyfus Premier Corporate Bond Fund – Class C

5.   Calculation of registration fee:

```
          (I)  Aggregate sale price of securities sold during the      $ 75,462
               fiscal year pursuant to section 24(f):                 --------------

         (ii)  Aggregate price of securities redeemed or              (799,996)
               repurchased during the fiscal year:                   --------------

        (iii)  Aggregate price of securities redeemed or              $    -0-
               repurchased during any PRIOR fiscal year ending no     --------------
               earlier than October 11, 1995 that were not
               previously used to reduce registration fees payable
               to the Commission:

         (iv)  Total available redemption credits [add Items 5(ii)     $ (799,996)
               and 5(iii):                                            -------------

          (v)  Net Sales - if Item 5(I) is greater than Item 5(iv)        0
               [subtract Item 5(iv) from Item 5(i)]:                  --------------

         (vi)  Redemption credits available for use in future        $(  724,534)
               years -- if Item 5(i) is less than Item 5(iv)          ---------------
               [subtract Item 5(iv) from Item 5(I)]:

        (vii)  Multiplier for determining registration fee (See          x  .0001070
               Instruction C.9):                                      -------------

       (viii)  Registration fee due (multiply Item 5(v) by Item       =$ 0
               5(vii) (enter "0" if no fee is due):                   ==============
```

6

6.   If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                                                          +$ N/A
                                                          ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                          =$ 0
                                                          =============

Dreyfus Premier Corporate Bond Fund – Class R

5.   Calculation of registration fee:

     (I)   Aggregate sale price of securities sold during the $ 31,220
            fiscal year pursuant to section 24(f):

     (ii)   Aggregate price of securities redeemed or $ (648,639)
            repurchased during the fiscal year: ---------------

     (iii) Aggregate price of securities redeemed or $ -0-
            repurchased during any PRIOR fiscal year ending no ---------------
            earlier than October 11, 1995 that were not
            previously used to reduce registration fees payable
            to the Commission:

     (iv)   Total available redemption credits [add Items 5(ii)   -$ (648,639)
            and 5(iii):   -------------

     (v)   Net Sales - if Item 5(I) is greater than Item 5(iv) $ 0
            [subtract Item 5(iv) from Item 5(i)]:   --------------

     (vi)   Redemption credits available for use in future $(617,419)
            years -- if Item 5(i) is less than Item 5(iv)   ---------------
            [subtract Item 5(iv) from Item 5(I)]:

     (vii) Multiplier for determining registration fee (See   x   .0001070
            Instruction C.9):   -------------

     (viii) Registration fee due (multiply Item 5(v) by Item   =$ 0
            5(vii) (enter "0" if no fee is due):   =============

6.   If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                                                          +$ N/A
                                                          ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                        =$ 0
                                                        ==============

                                                          96.40
                                                        ==============

9.   Date the registration fee and interest payment was sent to the Commission's lockbox depository:

         Method of Delivery:

                   [X] Wire Transfer
                   [   ] Mail or other means

                              SIGNATURES

         This report has been signed below by the following person on behalf of the issuer and in the capacity and on the date indicated.

         By (Signature and Title)*
                              /s/ John B. Hammalian
                              John B. Hammalian, Secretary

         Date: January 6, 2006

* Please print the name and title of the signing officer below the signature.